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06008076

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SECURITIES ... SSION
W...

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST AMERICAN CAPITAL AND TRADING CORP.

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2419 EAST COMMERCIAL BOULEVARD, SUITE 304
(No. and Street)

Fort Lauderdale	FL	33308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert DeVito (954) 491-2424
(Are Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AHEARN, JASCO + COMPANY, P.A.
(Name – if individual, state last, first, middle name)

190 SE 19TH AVENUE	POMPANO BEACH	Florida	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert DeVito, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First American Capital and Trading Corp. as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
EVELYN S. HONG
MY COMMISSION # DD 231211
EXPIRES: July 10, 2007
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C. 209 SECTION

FIRST AMERICAN CAPITAL AND TRADING CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT

FIRST AMERICAN CAPITAL AND TRADING CORP.

TABLE OF CONTENTS

Ahearn Jasco + Company

190 Southeast 19th Avenue
Pompano Beach, Florida 33060
Phone 954/781-8800
Fax 954/785-8673
www.ahearncpa.com

Business and Financial Consultants
Certified Public Accountants
Chartered

INDEPENDENT AUDITORS' REPORT

Board of Directors
First American Capital and Trading Corp.

We have audited the accompanying statement of financial condition of First American Capital and Trading Corp., formerly known as STC Securities Corporation, (the "Company") as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First American Capital and Trading Corp. as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Ahearn Jasco + Company, P.A.
AHEARN, JASCO + COMPANY, P.A.
Certified Public Accountants

Pompano Beach, Florida
February 23, 2006

FIRST AMERICAN CAPITAL AND TRADING CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 1,111,221
Clearing deposits held	286,488
Deposits with clearing organization	456,560
Cash segregated under Federal and other regulations	72,949
Securities owned, at market value	19,461
Commissions receivable	334,556
Prepaid and other assets	95,830
Furniture, fixtures, and equipment, net	56,129
TOTAL	$ 2,433,194

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 147,809
Payable to brokers and dealers	229,610
Clearing deposits payable	286,488
Deferred income taxes	17,130
Securities sold, not yet purchased, at market value	21,424
Subordinated loans	1,000,000
TOTAL LIABILITIES	1,702,461
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	751,490
Deficit	(20,767)
TOTAL STOCKHOLDER'S EQUITY	730,733
TOTAL	$ 2,433,194

The accompanying notes should be read with this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

First American Capital and Trading Corp., formerly known as STC Securities Corporation, (the "Company") was incorporated in the State of Florida effective as of January 1, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Ava Holding Corp. ("Ava").

The Company manages its customer accounts through Bear Stearns Securities ("Bear") on a fully disclosed basis. Bear provides services, handles the Company's customers' funds, holds securities, and remits monthly activity statements to the customers on behalf of the Company. The amount receivable from brokers and dealers relates to commissions earned by the Company for trades executed by the other broker/ dealer on behalf of the Company.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable (if any) are valued at fair value as determined by the board of directors. The resulting difference between cost and market (or fair value) is included in the statement of operations.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment is recorded at cost and depreciated over the estimated useful lives of those assets using straight-line and accelerated methods. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

Cash and Cash Equivalents

Cash and cash equivalents (excluding cash on deposit with Bear) include all highly liquid investments, if any, purchased with an original maturity of three months or less. The Company periodically maintains cash balances with financial institutions that are in excess of the insured limit.

Fair Value of Financial Instruments

Cash, commissions receivable, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

Cash Segregated Under Federal and Other Regulations

The Company has segregated $72,949 in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes
The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets may not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $1,454,834, which was $454,834 in excess of its required net capital of $1,000,000. The Company had a ratio of aggregate indebtedness to net capital of .46 to 1, based on an aggregated indebtedness of $675,893 as of December 31, 2005.

NOTE 4. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

Securities owned and securities sold but not yet purchased consist of marketable trading and investment securities at quoted market values and consisted solely of corporate stocks as of December 31, 2005.

NOTE 5. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2005, are as follows:

Subordinated loan, 8.5%, due June 2, 2006	$ 500,000
Subordinated loan, 8.5%, due June 2, 2006	500,000
	$ 1,000,000

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 6. CONCENTRATIONS AND CREDIT RISKS

Financial Instruments With Off-Balance Sheet Risk
The Company will periodically sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and its clearing broker monitor required margin levels and, pursuant to regulatory guidelines, require the customers to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customers' obligations. The Company controls this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing for each counter-party.